October 11, 2005

John P. Nolan

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Coast Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2004
File Number: 000-32827

Dear Mr. Nolan,

This is in response to the fax that we received from you dated September 29, 2005.

In accordance with your recommendation we will be revising future filings for Form 10-KSB to incorporate the disclosure requirements that you addressed in your fax.

Page 1 item 1 – regarding compliance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information.” Internal reports of the Bank that are used to make decisions about resources to be allocated and assess performance are consistently reviewed by the chief operating decision maker in a consolidated fashion.  Neither the income generated by referring mortgage loans nor the sale and servicing of the guaranteed portion of government guaranteed loans are considered internally as separate operating segments nor is discrete financial information prepared for these programs.  Both the mortgage referral loan program and the sale and servicing of the guaranteed portion of government guaranteed loans are considered by management as components of non-interest income and are considered normal in the course of the bank’s activities.

Page 2 item 2 – regarding disclosure of servicing assets and interest-only strips.  Note 3 will be amended as follows for each year presented in the Company’s financial statements.

NOTE #3 - LOANS

The Bank’s loan portfolio consists primarily of loans to borrowers within San Luis Obispo, Santa Maria and Bakersfield, California and its surrounding communities.  Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank’s market area and, as a result, the Bank’s loan and collateral portfolios are, to some degree, concentrated in those industries.

The Company also originated SBA loans and other governmental guaranteed loans for sale to governmental agencies and institutional investors.  Substantial portions of the Company’s revenues are from origination of loans guaranteed by the Small Business Administration under its various programs and sale of the guaranteed portions of those loans.  Funding for these SBA programs depends on annual appropriations by the U.S. Congress.

The Company was servicing approximately $21,821,000 and $14,674,000 in loans previously sold as of December 31, 2004 and 2003, respectively.  The Company has recorded servicing assets related to these loans totaling $419,086 and $236,931 as of December 31, 2004 and 2003, respectively. A summary of the changes in the related servicing assets and interest-only strips receivable are as follows:

	Servicing Assets
	2004	2003

Balance at beginning of year	$236,931	$225,380
Increase from loan sales	282,254	105,429
Amortization charged to income	(91,700)	(59,462)
Decrease from loan payoffs	(8,399)	(34,416)

Balance at end of year	$419,086	$236,931

	Interest-Only Strips Receivable
	2004	2003

Balance at beginning of year	$75,607	$—
Increase from loan sales	26,768	81,110
Amortization charged to income	15,783	(5,503)

Balance at end of year	$86,592	$75,607

The estimated fair value of the servicing assets approximated the carrying amount at December 31, 2004 and 2003.  Fair value is estimated by discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates over the expected lives of the loans being serviced.  Management has estimated the expected life of these loans to be approximately 25% to 30% of the remaining life at the time of sale.  For purposes of measuring impairment, the Bank has identified each servicing asset and interest-only strip with the underlying loan being serviced.  The only loans that are sold and serviced by the Bank are government guaranteed loans.  The risk characteristics of these underlying assets are considered when the discount rates are determined for purposes of impairment testing.  A valuation allowance is recorded where the fair value is below the carrying amount of the asset.  At December 31, 2004 and 2003, the estimated fair value of the servicing asset and the interest-only strip approximated the carrying amount, so no valuation account has been established.

The Company may also receive a portion of subsequent interest collections on loans sold that exceed the contractual servicing fee.  In that case the Company records an interest-only strip based on the relative fair market value of it and the other components of the loan. The Company had interest-only strips of $86,592 and $75,607 as of December 31, 2004 and 2003, respectively, which approximated fair value.  Fair value is estimated by discounting estimated future cash flows from the interest-only strips using assumptions similar to those used in valuing servicing assets.

As described in Note #12, these consolidated financial statements do not reflect other various commitments to extend credit or letters of credit, which arise in the normal course of business.

A summary of the changes in the allowance for credit losses follows:

	2004	2003
Balance, beginning of year	$1,108,717	$1,000,000
Provision for credit losses	70,000	204,345
Loans charged off, net of recoveries	(10,294)	(95,628)
Balance, end of year	$1,168,423	$1,108,717

The following is a summary of the investment in impaired loans, the related allowance for loan losses, income recognized thereon and information pertaining to nonaccrual and past due loans as of December 31:

	2004	2003

Recorded investment in impaired loans	$—	$31,991
Related allowance for loan losses	$—	$6,708
Average recorded investment in impaired loans	$11,000	$33,750
Interest income recognized for cash payments	$—	$—
Total nonaccrual loans	$—	$31,991
Total loans past-due nintey days or more and still accruing	$—	$—

The Company acknowledges the following items:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please accept the above response to your fax dated September 29, 2005 and contact me if you have any questions.

Thank you,

Karan Pohl,
Senior Vice President and Chief Financial Officer
Coast Bancorp